THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

PlayUp terminates agreement with Mission

24 January 2019 - Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) announces today that it has come to MBT's attention that a press statement has been released by Playup Ltd (PLA) stating that PLA has terminated the agreement for MBT to acquire PLA as previously announced by MBT.
MBT believes that various costs stipulated in the agreement are due and payable by PLA to MBT.

MBT has briefed its lawyers on the status of the contract with PLA and intends to take all necessary steps to protect its rights in terms of this contract.

Further announcements will be made as soon as legal action is commenced.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com